SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Quinpario Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74874R207
(CUSIP Number)

August 9, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74874R207	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 219,120
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 219,120
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,120
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.98%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 74874R207	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 493,440
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 493,440
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.21%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 74874R207	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 487,440
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 487,440
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.18%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 74874R207	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.37%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 74874R207	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Thomas L. Kempner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.37%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 74874R207	13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Stephen M. Dowicz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.37%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 74874R207	13G	Page 8 of 13 Pages

Item 1(a).	NAME OF ISSUER

Quinpario Acquisition Corp. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

12935 N. Forty Drive, Suite 201, St. Louis, Missouri 63141

Item 2(a).	NAME OF PERSON FILING

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

	(i)	Davidson Kempner Partners, a New York limited partnership ("DKP"). MHD Management Co., a New York limited partnership ("MHD"), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company is the general partner of MHD. DKCM (as defined below) is responsible for the voting and investment decisions of DKP;

	(ii)	Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP"). Davidson Kempner Advisers Inc., a New York corporation, is the general partner of DKIP. DKCM is responsible for the voting and investment decisions of DKIP;

	(iii)	Davidson Kempner International, Ltd., a British Virgin Islands corporation ("DKIL"). Davidson Kempner International Advisors, L.L.C., a Delaware limited liability company, is the investment manager of DKIL. DKCM is responsible for the voting and investment decisions of DKIL;

	(iv)	Davidson Kempner Capital Management LLC, a New York limited liability company and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of DKP, DKIP, and DKIL ("DKCM") either directly or by virtue a sub-advisory agreement with the investment manager of the relevant fund. The managing members of DKCM are Messrs. Thomas L. Kempner, Jr., Stephen M. Dowicz, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Shulamit Leviant and Morgan Blackwell; and

	(v)	Messrs. Thomas L. Kempner, Jr., and Stephen M. Dowicz through DKCM, are responsible for the voting and investment decisions relating to the securities held by DKP, DKIP and DKIL reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.

CUSIP No. 74874R207	13G	Page 9 of 13 Pages

Item 2(c).	CITIZENSHIP

	(i)	DKP – a New York limited partnership

	(ii)	DKIP – a Delaware limited partnership

	(iii)	DKIL – a British Virgin Islands corporation

	(iv)	DKCM – a New York limited liability company

	(v)	Messrs. Thomas L. Kempner, Jr. and Stephen M. Dowicz – United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER

74874R207

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:________________________________

CUSIP No. 74874R207	13G	Page 10 of 13 Pages

Item 4.	OWNERSHIP

The percentages used in this Schedule 13G are calculated based upon 22,358,333 shares of Common Stock reported to be outstanding in the Issuer's Prospectus filed pursuant to Rule 424(b)(4), filed on August 9, 2013 after giving effect to the completion of the offering and the private placement, all as described therein.

	A.	DKP
		(a)	Amount beneficially owned: 219,120

		(b)	Percent of class: 0.98%

		(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 219,120
(iii) sole power to dispose or to direct the disposition: 0
(iv) shared power to dispose or to direct the disposition: 219,120

	B.	DKIP
		(a)	Amount beneficially owned: 493,440

		(b)	Percent of class: 2.21%

		(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 493,440
(iii) sole power to dispose or to direct the disposition: 0
(iv) shared power to dispose or to direct the disposition: 493,440

	C.	DKIL
		(a)	Amount beneficially owned: 487,440

		(b)	Percent of class: 2.18%

		(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 487,440
(iii) sole power to dispose or to direct the disposition: 0
(iv) shared power to dispose or to direct the disposition: 487,440

	D.	DKCM
		(a)	Amount beneficially owned: 1,200,000

		(b)	Percent of class: 5.37%

		(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 1,200,000
(iii) sole power to dispose or to direct the disposition: 0
(iv) shared power to dispose or to direct the disposition: 1,200,000

	E.	Thomas L. Kempner, Jr.
		(a)	Amount beneficially owned: 1,200,000

		(b)	Percent of class: 5.37%

CUSIP No. 74874R207	13G	Page 11 of 13 Pages

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 1,200,000
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 1,200,000

F.	Stephen M. Dowicz
	(a)	Amount beneficially owned: 1,200,000

	(b)	Percent of class: 5.37%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 1,200,000
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 1,200,000

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74874R207	13G	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 16, 2013

davidson kempner partners
By: MHD Management Co.,
its General Partner

By: MHD Management Co. GP, L.L.C.,
its General Partner

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

DAVIDSON KEMPNER institutional partners, L.P.
By: Davidson Kempner Advisers Inc.,
its General Partner

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: President

davidson kempner international, ltd.
By: Davidson Kempner International Advisors, L.L.C.,
its Investment Manager

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

davidson kempner CAPITAL MANAGEMENT LLC

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

/s/ Thomas L. Kempner, Jr.
THOMAS L. KEMPNER, JR.

/s/ Stephen M. Dowicz
STEPHEN M. DOWICZ

CUSIP No. 74874R207	13G	Page 13 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: August 16, 2013

davidson kempner partners
By: MHD Management Co.,
its General Partner

By: MHD Management Co. GP, L.L.C.,
its General Partner

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

DAVIDSON KEMPNER institutional partners, L.P.
By: Davidson Kempner Advisers Inc.,
its General Partner

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: President

davidson kempner international, ltd.
By: Davidson Kempner International Advisors, L.L.C.,
its Investment Manager

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

davidson kempner CAPITAL MANAGEMENT LLC

/s/ Thomas L. Kempner, Jr.
Name: Thomas L. Kempner, Jr.
Title: Executive Managing Member

/s/ Thomas L. Kempner, Jr.
THOMAS L. KEMPNER, JR.

/s/ Stephen M. Dowicz
STEPHEN M. DOWICZ